UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                                (Amendment No.2)*

                              Mondee Holdings, Inc.
             -----------------------------------------------------
                                (Name of Issuer)

                              Class A Common Stock
             -----------------------------------------------------
                         (Title of Class of Securities)

                                   465712107
             -----------------------------------------------------
                                 (CUSIP Number)

                                 March 10, 2023
             -----------------------------------------------------
            (Date Of Event which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)

     [x] Rule 13d-1(c)

     [ ] Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-06)

CUSIP No.465712107                     13G                    Page 2 of 10 Pages
--------------------------------------------------------------------------------
   1.  NAME OF REPORTING PERSON:
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

       Morgan Stanley
       I.R.S. # 36-3145972
--------------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

       (a) [ ]

       (b) [ ]
--------------------------------------------------------------------------------
   3.  SEC USE ONLY:

--------------------------------------------------------------------------------
   4.  CITIZENSHIP OR PLACE OF ORGANIZATION:

       Delaware.
--------------------------------------------------------------------------------
   NUMBER OF      5.   SOLE VOTING POWER:
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6.   SHARED VOTING POWER:
      EACH             9,665,368
   REPORTING      --------------------------------------------------------------
     PERSON       7.   SOLE DISPOSITIVE POWER:
      WITH:            0
                  --------------------------------------------------------------
                  8.   SHARED DISPOSITIVE POWER:
                       9,665,368
--------------------------------------------------------------------------------
   9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
       9,665,368
--------------------------------------------------------------------------------
  10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:
       [ ]
--------------------------------------------------------------------------------
  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
       11.7%
--------------------------------------------------------------------------------
  12.  TYPE OF REPORTING PERSON:
       HC, CO
--------------------------------------------------------------------------------

CUSIP No.465712107                     13G                    Page 3 of 10 Pages
--------------------------------------------------------------------------------
   1.  NAME OF REPORTING PERSON:
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

       MS Capital Partners Adviser Inc.
       I.R.S. # 26-1506736
--------------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

       (a) [ ]

       (b) [ ]
--------------------------------------------------------------------------------
   3.  SEC USE ONLY:

--------------------------------------------------------------------------------
   4.  CITIZENSHIP OR PLACE OF ORGANIZATION:

       Delaware.
--------------------------------------------------------------------------------
   NUMBER OF      5.   SOLE VOTING POWER:
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6.   SHARED VOTING POWER:
      EACH             9,656,770
   REPORTING      --------------------------------------------------------------
     PERSON       7.   SOLE DISPOSITIVE POWER:
      WITH:            0
                  --------------------------------------------------------------
                  8.   SHARED DISPOSITIVE POWER:
                       9,656,770
--------------------------------------------------------------------------------
   9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
       9,656,770
--------------------------------------------------------------------------------
  10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:
       [ ]
--------------------------------------------------------------------------------
  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
       11.7%
--------------------------------------------------------------------------------
  12.  TYPE OF REPORTING PERSON:
       IA
--------------------------------------------------------------------------------

CUSIP No.465712107                     13G                    Page 4 of 10 Pages
--------------------------------------------------------------------------------
   1.  NAME OF REPORTING PERSON:
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

       MS Credit Partners II GP Inc.
       I.R.S. # 30-0793350
--------------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

       (a) [ ]

       (b) [ ]
--------------------------------------------------------------------------------
   3.  SEC USE ONLY:

--------------------------------------------------------------------------------
   4.  CITIZENSHIP OR PLACE OF ORGANIZATION:

       Delaware.
--------------------------------------------------------------------------------
   NUMBER OF      5.   SOLE VOTING POWER:
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6.   SHARED VOTING POWER:
      EACH             4,213,456
   REPORTING      --------------------------------------------------------------
     PERSON       7.   SOLE DISPOSITIVE POWER:
      WITH:            0
                  --------------------------------------------------------------
                  8.   SHARED DISPOSITIVE POWER:
                       4,213,456
--------------------------------------------------------------------------------
   9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
       4,213,456
--------------------------------------------------------------------------------
  10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:
       [ ]
--------------------------------------------------------------------------------
  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
       5.1%
--------------------------------------------------------------------------------
  12.  TYPE OF REPORTING PERSON:
       CO
--------------------------------------------------------------------------------

CUSIP No.465712107                     13G                    Page 5 of 10 Pages
--------------------------------------------------------------------------------
   1.  NAME OF REPORTING PERSON:
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

       North Haven Credit Partners II L.P.
       I.R.S. # 46-3413863
--------------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

       (a) [ ]

       (b) [ ]
--------------------------------------------------------------------------------
   3.  SEC USE ONLY:

--------------------------------------------------------------------------------
   4.  CITIZENSHIP OR PLACE OF ORGANIZATION:

       Delaware.
--------------------------------------------------------------------------------
   NUMBER OF      5.   SOLE VOTING POWER:
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6.   SHARED VOTING POWER:
      EACH             4,213,456
   REPORTING      --------------------------------------------------------------
     PERSON       7.   SOLE DISPOSITIVE POWER:
      WITH:            0
                  --------------------------------------------------------------
                  8.   SHARED DISPOSITIVE POWER:
                       4,213,456
--------------------------------------------------------------------------------
   9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
       4,213,456
--------------------------------------------------------------------------------
  10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:
       [ ]
--------------------------------------------------------------------------------
  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
       5.1%
--------------------------------------------------------------------------------
  12.  TYPE OF REPORTING PERSON:
       PN
--------------------------------------------------------------------------------

CUSIP No.465712107                     13G                    Page 6 of 10 Pages
--------------------------------------------------------------------------------

Item 1.     (a)   Name of Issuer:

                  Mondee Holdings, Inc.
                  --------------------------------------------------------------
            (b)   Address of Issuer's Principal Executive Offices:

                  10800 PECAN PARK BLVD, SUITE 315
                  AUSTIN TX 78750
                  UNITED STATES OF AMERICA
                  --------------------------------------------------------------
Item 2.     (a)   Name of Person Filing:

                  (1) Morgan Stanley
                  (2) MS Capital Partners Adviser Inc.
                  (3) MS Credit Partners II GP Inc.
                  (4) North Haven Credit Partners II L.P.
                  --------------------------------------------------------------
            (b)   Address of Principal Business Office, or if None, Residence:

                  (1) 1585 Broadway New York, NY 10036
                  (2) 1585 Broadway New York, NY 10036
                  (3) 1585 Broadway New York, NY 10036
                  (4) 1585 Broadway New York, NY 10036
                  --------------------------------------------------------------
            (c)   Citizenship:

                  (1) Delaware.
                  (2) Delaware.
                  (3) Delaware.
                  (4) Delaware.
                  --------------------------------------------------------------
            (d)   Title of Class of Securities:

                  Class A Common Stock
                  --------------------------------------------------------------
            (e)   CUSIP Number:

                  465712107
                  --------------------------------------------------------------

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

            (a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

            (b) [ ]  Bank as defined in Section 3(a)(6) of the Act
                     (15 U.S.C. 78c).

            (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

            (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

            (e) [ ] An investment adviser in accordance with Sections 240.13d-1(b)(1)(ii)(E);

            (f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

            (g) [ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

            (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

            (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

            (j) [ ] A non-U.S. institution in accordance with section 240.13d-1(b)(1)(ii)(J);

            (k) [ ] Group, in accordance with sections 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with sections 240.13d-1(b)(1)(ii)(J), please specify the type of institution: Not Applicable

CUSIP No.465712107                     13G                    Page 7 of 10 Pages
--------------------------------------------------------------------------------

Item 4.    Ownership as of  March 10, 2023.*

           (a) Amount beneficially owned:
           See the response(s) to Item 9 on the attached cover page(s).

           (b) Percent of Class:
           See the response(s) to Item 11 on the attached cover page(s).

           (c) Number of shares as to which such person has:

              (i)   Sole power to vote or to direct the vote:
                    See the response(s) to Item 5 on the attached cover page(s).

              (ii)  Shared power to vote or to direct the vote:
                    See the response(s) to Item 6 on the attached cover page(s).

              (iii) Sole power to dispose or to direct the disposition of:
                    See the response(s) to Item 7 on the attached cover page(s).

              (iv)  Shared power to dispose or to direct the disposition of:
                    See the response(s) to Item 8 on the attached cover page(s).

Item 5.    Ownership of Five Percent or Less of a Class.

           Not Applicable

Item 6.    Ownership of More Than Five Percent on Behalf of Another Person.

           Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

           See Exhibit 99.2

Item 8.    Identification and Classification of Members of the Group.

           Not Applicable

Item 9.    Notice of Dissolution of Group.

           Not Applicable

Item 10.   Certification.

           (1) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

*This Amendment 2 of the Schedule 13G is being filed to amend and replace the previously filed Initial Schedule 13G filed with the SEC on August 23, 2022 ("Initial 13G") and the Amendment 1 Schedule 13G filed with the SEC on February 14, 2023 (and together with the Initial 13G, the "Original Schedules 13G") to reflect that the Redemption Agreement (the "Agreement") by and between the Issuer and private funds ("Private Funds") of which Morgan Stanley
("MS Parent") is the indirect parent of the general partners of such Private Funds, pursuant to which such Private Funds received the previously reported securities attributed to them on the Original Schedules 13G, was not deemed effective until March 10, 2023. As a result, neither MS Parent nor the other Reporting Persons became a beneficial owner of more than 5% of the outstanding shares of the Common Stock until such date. Prior to the March 10, 2023 date of effectiveness of the Agreement, the amount of securities which the Private Funds were entitled to receive thereunder was reduced from the amount previously expected.

In Accordance with the Securities and Exchange Commission Release
No. 34-39538 (January 12, 1998) (the "Release"), this filing reflects the securities beneficially owned, or that may be deemed to be beneficially owned, by certain operating units (collectively, the "MS Reporting Units") of Morgan Stanley and its subsidiaries and affiliates (collectively, "MS"). This filing does not reflect securities, if any, beneficially owned by any operating units of MS whose ownership of securities is disaggregated from that of the MS Reporting Units in accordance with the Release.

CUSIP No.465712107                     13G                    Page 8 of 10 Pages
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                                  Signature


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:       April 14, 2023

Signature:  /s/ Christopher O'Hara
            --------------------------------------------------------------------

Name/Title: Christopher O'Hara/Authorized Signatory, Morgan Stanley
            --------------------------------------------------------------------
            MORGAN STANLEY


Date:       April 14, 2023

Signature:  /s/ Debra Abramovitz
            --------------------------------------------------------------------

Name/Title: Debra Abramovitz/Authorized Signatory,
            MS Capital Partners Adviser Inc.
            --------------------------------------------------------------------
            MS Capital Partners Adviser Inc.


Date:       April 14, 2023

Signature:  /s/ Debra Abramovitz
            --------------------------------------------------------------------

Name/Title: Debra Abramovitz/Authorized Signatory,
            MS Credit Partners II GP Inc.
            --------------------------------------------------------------------
            MS Credit Partners II GP Inc.


Date:       April 14, 2023

Signature:  /s/ Debra Abramovitz
            --------------------------------------------------------------------

Name/Title: Debra Abramovitz/Authorized Signatory,
            North Haven Credit Partners II L.P.
            --------------------------------------------------------------------
            North Haven Credit Partners II L.P.


EXHIBIT NO.                        EXHIBITS                                 PAGE
-----------                        ----------                               ----

   99.1                       Joint Filing Agreement                          9

   99.2                       Item 7 Information                              10

* Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

CUSIP No.465712107                     13G                    Page 9 of 10 Pages
--------------------------------------------------------------------------------

                       EXHIBIT NO. 99.1 TO SCHEDULE 13G
                            JOINT FILING AGREEMENT
              ---------------------------------------------------


                              April 14, 2023
              ---------------------------------------------------

              MORGAN STANLEY, MS Capital Partners Adviser Inc., MS Credit

              Partners II GP Inc. and North Haven Credit Partners II L.P. hereby agree that, unless differentiated, this Schedule 13G is filed on behalf of each of the parties.


           MORGAN STANLEY

           BY: /s/ Christopher O'Hara
           ---------------------------------------------------------------------
           Christopher O'Hara/Authorized Signatory, Morgan Stanley

           MS Capital Partners Adviser Inc.

           BY: /s/ Debra Abramovitz
           ---------------------------------------------------------------------
           Debra Abramovitz/Authorized Signatory,
           MS Capital Partners Adviser Inc.

           MS Credit Partners II GP Inc.

           BY: /s/ Debra Abramovitz
           ---------------------------------------------------------------------
           Debra Abramovitz/Authorized Signatory,
           MS Credit Partners II GP Inc.

           North Haven Credit Partners II L.P.

           BY: /s/ Debra Abramovitz
           ---------------------------------------------------------------------
           Debra Abramovitz/Authorized Signatory,
           North Haven Credit Partners II L.P.


* Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

CUSIP No.465712107                     13G                   Page 10 of 10 Pages
--------------------------------------------------------------------------------

                                 EXHIBIT NO. 99.2
                                ------------------

                                ITEM 7 INFORMATION

     	      The securities being reported by Morgan Stanley as a parent holding company are owned, or may be deemed to be beneficially owned, by

     MS Capital Partners Adviser Inc., MS Credit Partners II GP Inc. and

     North Haven Credit Partners II L.P.